UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 000-51447

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:
EXPEDIA RETIREMENT SAVINGS PLAN
B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:
Expedia, Inc.
333 108th Avenue NE
Bellevue, WA 98004

REQUIRED INFORMATION
1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.	The Expedia Retirement Savings Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto as Appendix I is a copy of the most recent financial statements and schedule of the Plan prepared in accordance with the financial reporting requirements under ERISA.

Expedia Retirement Savings Plan
Financial Statements and
Supplemental Schedule
December 31, 2008 and 2007
and for the Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm
We have audited the accompanying statements of net assets available for benefits of the Expedia Retirement Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Seattle, Washington
June 9, 2009

Expedia Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2008	2007

Assets
Investments, at fair value	$91,966,294	$115,873,177
Participant contribution receivable	101	35,841

Net assets available for benefits, at fair value	91,966,395	115,909,018

Adjustment from fair value to contract value for interest in a common/collective trust fund which invests in fully benefit- responsive investment contracts	329,832	31,795

Net assets available for benefits	$92,296,227	$115,940,813

See accompanying notes.

Expedia Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Additions:
Dividend and interest income	$4,683,017
Participant contributions	22,129,690
Rollover contributions	2,582,764
Employer contributions	7,223,130
Assets transferred into the Plan	1,036,799

Total additions	37,655,400

Deductions:
Net realized and unrealized depreciation in fair value of investments	52,787,838
Benefits paid to participants	8,470,964
Administrative expenses	41,184

Total deductions	61,299,986

Net decrease in net assets available for benefits	(23,644,586)

Net assets available for benefits at:
Beginning of year	115,940,813

End of year	$92,296,227

See accompanying notes.

Expedia Retirement Savings Plan
Notes to Financial Statements
December 31, 2008
1. Description of the Plan
The following description of the Expedia Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General
The Plan was established on August 9, 2005 and is a defined contribution plan covering substantially all U.S. employees of Expedia, Inc. and its subsidiaries (the “Company” or “Expedia”) who have reached the age of 18 (21 prior to January 1, 2006). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). New employees are automatically enrolled in the Plan upon satisfying its eligibility requirements and are deemed to enter into a pre-tax salary reduction agreement with the Company to contribute 3% of compensation (as defined in the plan document) and to make an election to invest in a default investment fund determined by the Plan’s administrative committee unless an employee affirmatively changes his or her pre-tax salary deferral election. The default investment funds are the various Fidelity Freedom Funds.
Contributions
Participants can make pre-tax deferrals ranging from 1% to 16%, and after-tax contributions ranging from 1% to 10% of their compensation (as defined in the plan document) through payroll deductions. Participants can direct their contributions to any of the Plan’s investment fund options. Effective January 1, 2009 participants can make pre-tax deferrals ranging from 1% to 50% of their compensation.
The Company makes matching contributions in an amount equal to 50% of the first 6% of pre-tax compensation deferred by participants in each payroll period, subject to regulatory limitations. The Company may also make discretionary contributions. During the year ended December 31, 2008 no discretionary contributions were made to the plan document. Participants can direct Company contributions to any of the Plan’s investment fund options in the same manner as they direct their own contributions.

Expedia Retirement Savings Plan
Notes to Financial Statements (continued)
Description of the Plan (continued)
Vesting
Participant contributions are fully vested at the time of contribution. Generally, participants are 100% vested in the Company contributions in their accounts, plus actual earnings thereon, after two years of credited service.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contributions and Plan earnings. Allocations are determined in accordance with the provisions of the plan document. The benefit to which a participant is entitled is the vested portion of the participant’s account.
Forfeitures
Forfeitures of terminated participants’ non-vested account balances are first made available to reinstate previously forfeited account balances of qualifying participants who have left the Company and subsequently returned. The remaining amount, if any, is used to reduce the Company’s future contributions. The balance of forfeited accounts at December 31, 2008 and 2007 are $871,140 and $408,333, respectively. No amounts were used to fund company contributions during the year.
Participant Loans
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance within the last 12 months or 50% of their vested account balances. With the exception of loans used to purchase a primary residence, which can have terms up to 15 years, loan terms are limited to a maximum of five years. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with commercial prevailing rates as determined in accordance with the terms of the plan document. Principal and interest are paid ratably through regular payroll deductions for actively employed participants. Upon termination of employment, any outstanding loans are due and payable within ninety days following the termination date.

Expedia Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Payment of Benefits
Upon participants’ retirement, death, disability or termination of employment, they, or their designated beneficiary, may elect to withdraw their entire vested account balances in the form of a lump sum payment, provided that to the extent a participant’s account is invested in Expedia stock, the participant may elect to receive such Expedia stock. Participants reaching the age of 59 1/2 may elect to withdraw some or all of their vested account balances while still employed. In the event of hardship (as defined by the plan document) participants may withdraw some or all of the vested portion of their account balances, subject to the requirements of the plan document. Participants may withdraw some or all of their rollover or after-tax contributions at any time.
Administrative Expenses
Administrative expenses include fees to administer the Plan and the investment funds. Substantially all costs of administering the Plan, including professional and other expenses, are paid by the Company.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Expedia Retirement Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Investment contracts held by a defined-contribution plan or by a fund within a defined-contribution plan are required to be reported at fair value. However, contract value, which is equal to contributions plus earnings less withdrawals and expenses, is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through its participation in the Fidelity Managed Income Portfolio II (the MIP II), a common/collective trust fund. The statements of net assets available for benefits present the fair value of the investment in the MIP II as well as the adjustment of the investment in the MIP II from fair value to contract value. The fair value of the Plan’s interest in the MIP II is based on information reported by the issuer of the common collective trust at year-end. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Benefit Payments
Benefit payments are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Expedia Retirement Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. The Plan’s interest in the MIP II is calculated by applying the Plan’s ownership percentage in the MIP II to the total fair value of the MIP II. The underlying assets owned by the MIP II consist primarily of readily marketable fixed income securities with quoted market prices. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value.
Purchases and sales of securities are recorded as of their trade-date. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.
Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standard (“SFAS”) 157, Fair Value Measurements. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices for identical or similar assets or liabilities in markets that are not considered to be active or identical or similar financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Expedia Retirement Savings Plan
Notes to Financial Statements (continued)
3. Fair Value of Investments
The Plan’s investments that are measured at fair value on a recurring basis, such as money market funds, mutual funds and equity securities, are generally classified within Level 1 of the fair value hierarchy. The fair value of these investments is valued based on quoted market prices in active markets. The Plan also invests in a common collective trust for which the valuation is based on the value of the underlying investments. Therefore, the common collective trust is classified as Level 2. Participant loans are classified within Level 3.

	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Investments in registered investment companies	$79,733,031	$—	$—	$79,733,031
Investments in self-directed brokerage accounts	1,140,184	—	—	1,140,184
Investments in common collective trusts	—	8,127,880	—	8,127,880
Investments in Expedia, Inc. common stock	1,247,562	—	—	1,247,562
Loans to participants	—	—	1,717,637	1,717,637

Total Investments at Fair Value	$82,120,777	$8,127,880	$1,717,637	$91,966,294

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

Balance, beginning of year	$1,501,821
Loan repayments and withdrawals (net)	215,816

Balance, end of year	$1,717,637

4. Investments
The Plan’s investments (including investments purchased, sold, and held during the period) depreciated in fair value as determined by quoted market prices, for the year ended December 31, 2008 as follows:

Net depreciation in fair value of investments
Registered investment companies	$50,497,141
Expedia, Inc. common stock	2,290,697

Total net depreciation in fair value of investments	$52,787,838

Expedia Retirement Savings Plan
Notes to Financial Statements (continued)
4. Investments (continued)
The following investments represent 5% or more of the fair value of the Plan’s net assets at December 31, 2008 and 2007:

	2008	2007

Fidelity ContraFund	$9,037,828	$11,737,068
Fidelity Diversified International Fund	8,814,002	14,675,865
Fidelity Managed Income Portfolio II Fund	8,127,880	*
Fidelity Investment Grade Bond Fund	6,135,034	*
Fidelity Low-Priced Stock Fund	5,392,949	9,012,898
Fidelity Freedom 2040 Fund	5,260,653	*
Dodge & Cox International Stock Fund	4,907,566	7,421,720
Spartan U.S. Equity Index Fund	4,889,420	7,347,248
Fidelity Dividend Growth Fund	*	6,893,267
Fidelity Blue Chip Growth Fund	*	6,825,204
Fidelity Mid-Cap Stock Fund	*	6,608,227

*	Fidelity Dividend Growth Fund, Fidelity Blue Chip Growth Fund and Fidelity Mid-Cap Stock Fund did not represent 5% or more of the fair value of the Plan’s net assets as of December 31, 2008. Fidelity Managed Income Portfolio Fund, Fidelity Investment Grade Bond Fund and Fidelity Freedom 2040 Fund did not represent 5% or more of the fair value of the Plan’s net assets as of December 31, 2007.
5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
6. Income Tax Status
In accordance with new determination letter program procedures set forth by the Internal Revenue Service (“IRS”), the Plan applied for a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) in 2008. The plan administrator believes that the Plan has been designed to comply with and is operating in accordance with the requirements of the Code and therefore believes the Plan is qualified and the related trust is exempt from taxation.

Expedia Retirement Savings Plan
Notes to Financial Statements (continued)
7. Reconciliation to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2008 and 2007:

	2008	2007

Net assets available for benefits at fair value, per the Form 5500	$91,966,395	$115,909,018
Plus: Adjustment from fair value to contract value for interest in the MIP II which invests in fully benefit-responsive investment contracts	329,832	31,795

Net assets available for benefits, per the financial statements	$92,296,227	$115,940,813

Supplemental Schedule

Expedia Retirement Savings Plan
EIN: 91-1996083 Plan: 002
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

		(c)
	(b)	Description of Investment Including,
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		(e)
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value		Current Value

	Registered investment companies:
*	Fidelity Freedom 2000 Fund	22,255	shares	$223,659
*	Fidelity Freedom 2005 Fund	6,782	shares	56,901
*	Fidelity Freedom 2010 Fund	79,847	shares	827,210
*	Fidelity Freedom 2015 Fund	70,062	shares	599,729
*	Fidelity Freedom 2020 Fund	155,697	shares	1,564,754
*	Fidelity Freedom 2025 Fund	239,241	shares	1,968,950
*	Fidelity Freedom 2030 Fund	352,515	shares	3,440,548
*	Fidelity Freedom 2035 Fund	343,270	shares	2,756,454
*	Fidelity Freedom 2040 Fund	941,083	shares	5,260,653
*	Fidelity Freedom 2045 Fund	157,950	shares	1,039,314
*	Fidelity Freedom 2050 Fund	65,673	shares	424,247
*	Fidelity Freedom Income Fund	40,080	shares	383,162
*	Fidelity Blue Chip Growth Fund	167,556	shares	4,408,388
*	Fidelity ContraFund	199,687	shares	9,037,828
*	Fidelity Dividend Growth Fund	260,262	shares	4,109,544
*	Fidelity Diversified International Fund	409,763	shares	8,814,002
*	Fidelity Equity-Income Fund	73,208	shares	2,259,931
*	Fidelity Investment Grade Bond Fund	966,147	shares	6,135,034
*	Fidelity Low- Priced Stock Fund	233,259	shares	5,392,949
*	Fidelity Mid-Cap Stock Fund	269,339	shares	4,204,382
	Lord Abbett Mid-Cap Value Fund A	260,030	shares	2,712,109
	MSI Small Company Growth Portfolio	210,769	shares	1,608,165
*	Spartan U.S. Equity Index Fund	153,273	shares	4,889,420
	Royce Low-Priced Stock Fund	181,752	shares	1,668,487
	Dodge & Cox International Stock Fund	224,090	shares	4,907,566
	Goldman Sachs Small Cap Value Fund	40,156	shares	1,039,645

	Total registered investment companies			79,733,031
	Common/collective trust fund:
*	Fidelity Managed Income Portfolio II Fund	8,457,712	units	8,127,880
	Common stock:
*	Expedia, Inc. common stock	151,328	shares	1,247,562
	Participant-directed brokerage accounts:
*	Fidelity Brokerage Link (1)	Various mutual funds and common stocks		1,140,184
*	Participant loans	Interest rates ranging from 5% to 10%, maturing through 2021		1,717,637

				$91,966,294

*	Indicates a party-in-interest to the Plan.

(1)	Certain investments in the Fidelity Brokerage Link accounts are issued by a party-in-interest to the Plan.

Note:	Column (d), cost, is not applicable, as all investments are participant-directed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPEDIA RETIREMENT SAVINGS PLAN

Date:	By:	/s/ Patricia L. Zuccotti
June 9, 2009		Patricia L. Zuccotti
Member of Benefit Plans Administration Committee
Expedia, Inc.

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm